EXHIBIT 99.1

                              GIANT OIL & GAS INC.
                       246 Stewart Green S.W., Suite 4010
                            Calgary, Alberta, Canada
                                     T3H 3C8


                         MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by management of Giant Oil & Gas Inc. ("the Company") for use at the Annual and Special Meeting of shareholders of the Company to be held on June 23, 2006 (the "Meeting") and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained herein is stated as of May 30, 2006.


All costs of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

                           APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON ("ALTERNATE PROXYHOLDER") TO REPRESENT HIM AT THE MEETING MAY DO SO BY INSERTING SUCH OTHER PERSON'S NAME IN THE SPACE INDICATED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with the Company by mail or courier at the address above, or by fax at (604)-504-5810 not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

                               REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and

(b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

ONLY REGISTERED SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS WHO WISH TO CHANGE THEIR VOTE MUST, AT LEAST SEVEN DAYS BEFORE THE MEETING, ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO REVOKE THE PROXY ON THEIR BEHALF.

                      EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder may vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.


The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders of the Company are considered "non-registered" shareholders if the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered tax plans and similar plans); or (b) in the name of a clearing agency (such as The Depositary Trust Company ("DTC") or The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting materials to each Non-Registered Holders unless they have waived their right to receive such materials.

Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting materials may instead of a form of Proxy be accompanied by a request for voting instructions from the Intermediary or , Voting Instruction Form ("VIF"). This form is instead of a Proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF's should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting - Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).


          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On May 30, 2006 (the "Record Date") there were 41,560,300 common shares issued and outstanding, each share carrying the right to one vote. The Company is also authorized to issue an unlimited number of preferred shares without par value, of which none have been issued as of that date.

Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. On a show of hands, every shareholder will have one vote and, on a poll, every shareholder present in person will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than half of the votes cast will be required to pass an ordinary resolution, and a majority of at least two-thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

                                                                                   PERCENT OF ISSUED
                                                           NUMBER OF SHARES       SHARES BENEFICIALLY
              NAME OF BENEFICIAL OWNER                          OWNED                    OWNED
------------------------------------------------------ ------------------------- -----------------------
Robert Coale                                                  16,000,000                 38.5%
Donald Neal                                                   14,000,000                 33.7%

    (1) The above information was supplied to the Company by the shareholders.


                              ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed below for election as Directors. Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

---------------------------------- --------------- ------------------------------ -------------------------
                            # OF SHARES BENEFICIALLY
                               OWNED, DIRECTLY OR
   NAME, RESIDENCE AND PRESENT                       INDIRECTLY, OR OVER WHICH
    POSITION WITH THE COMPANY      DIRECTOR SINCE     CONTROL OR DIRECTION IS            PRINCIPAL
                                                           EXERCISED(1)               OCCUPATION(1)(3)
---------------------------------- --------------- ------------------------------ -------------------------
Robert Coale
Solana Beach, California             April 2004             16,000,000            Director, President and
President, Secretary, Treasurer                                                   Chief Executive Officer
and CEO
---------------------------------- --------------- ------------------------------ -------------------------
Donald Neal
Vice President                       April 2004             14,000,000            Vice President and
Richmond, BC                                                                      Director
---------------------------------- --------------- ------------------------------ -------------------------

Duncan Budge(2)                    February 2005                Nil               Director
North Vancouver, BC
Director
---------------------------------- --------------- ------------------------------ -------------------------

Michael Nott                          May 2006                  Nil               Director
Calgary, Alberta
Director
---------------------------------- --------------- ------------------------------ -------------------------

(1) The information is as at May 30, 2006 and has been furnished by the respective nominees. (2) Member of Audit Committee. (3) Information respecting principal occupations is set forth below.

Information respecting the principal occupations and background of each of the nominees as directors is as follows:

ROBERT COALE has been a Director and our Chairman, President, and Chief Executive and Operating Officer and Secretary since April 2004. Since June 23, 2003 he has also been a Director of Patriot Gold Corp., a publicly traded natural resource exploration company. He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwaterstrand in South Africa) and an MBA from the University of Minnesota (1982). He has over 40 years of resource related business and management experience. From November of 1999 to 2004, Mr. Coale was Senior Project Manager for EFS West, a privately held engineering and construction company located in Van Nuys, CA. At EFS West, he was responsible for development of natural gas and landfill gas engine generator plants and worked as a design engineer for liquefied and compressed natural gas storage and fueling
facilities.   Mr.  Coale  is  currently  an  independent   consulting   engineer
specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.



DONALD NEAL has served on our Board of Directors since April 2004. Since February 5, 2004, he has also been the President, Chief Executive and Financial Officer, Treasurer and Secretary of American Goldfields Inc., a publicly traded natural resource exploration stage company. Mr. Neal is a professional engineer with a background in Engineering Project Management. In his 30 year career, Mr. Neal has developed extensive industrial expertise in areas relating to power plant and refinery engineering and design. He has been involved in the construction supervision and start-up phases of plants throughout the world, including the United States, Canada, Europe and Asia. His experience in industrial project management encompasses a range of capabilities including field service expertise, performance testing, failure analysis and pulverized coal firing, milling, feeding and fuel conveying systems. Mr. Neal is a graduate of the University of Waterloo (Applied Science), and is a member of the Association of Professional Engineers and Geoscientists of British Columbia. From 2000 to present, Mr. Neal has worked as an independent consultant for Mocait's Development Corp. a privately held corporation. Prior to his present position, Mr. Neal worked as an Engineering Manager for Utility and Recovery Engineering Ltd.


DUNCAN BUDGE has served on our Board of Directors since February , 2005. Since the fall of 2004 he has also been the Chief Financial Officer of Consolidated Petroquin Resources Limited. Mr. Budge is a professional accountant who owned and operated his own Chartered Accounting firm from 1990 to 2001. Since 2001, he has worked as an independent financial consultant to firms in a variety of industries. Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accounting designation in 1977. Mr. Budge does not currently hold a Chartered Accountant designation but is in the process of renewing his designation.

MICHAEL NOTT is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999. From 1999 to present, he has worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta. He has field experience across North America including Alberta, Saskatchewan and Colorado. Mr. Nott graduated from the University of New Brunswick with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

Pursuant to Section 171(1) of the Business Corporations Act (Canada), the Company is required to have an Audit Committee consisting of three directors, two of whom must not be employees or officers of the Company. Subsequent to the Meeting, the Company proposes to appoint an audit committee consisting of the three members of the Board of Directors.

The company does not have a nominating committee, the functions of which are performed by the Board of Directors.

No proposed director of the Company is, or within the 5 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a) was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d) has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.


                             EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEO's"):

(a)      the Company's chief executive officer ("CEO");

(b)      the Company's chief financial officer ("CFO");

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.


As at December 31, 2005, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

                           SUMMARY COMPENSATION TABLE

The following table is a summary of compensation paid to the Named Executive Officers for the Company's most recently completed financial year ended December 31.


--------------------------------------------------------------------------------------------------------------------
                                                                     LONG TERM COMPENSATION
                              ANNUAL COMPENSATION
--------------------------------------------------------------------------------------------------------------------
                                                                  AWARDS             PAYOUTS
--------------------------------------------------------------------------------------------------------------------
                                                                              SHARES
                                                             SECURITIES       OR UNITS
NEO NAME AND                SALARY   BONUS   OTHER ANNUAL    UNDER OPTIONS/   SUBJECT TO            ALL OTHER
PRINCIPAL POSITION YEAR     ($CDN)   ($CDN)  COMPENSATION    SARS             RESALE       LTIP     COMPENSATION
                                             ($)             GRANTED (#)      RESTRICTIONS PAYOUTS  ($)
                                                                              ($)          ($)
--------------------------------------------------------------------------------------------------------------------
Robert Coale       2004(1)   Nil     Nil     Nil             Nil              Nil          Nil      Nil
PRESIDENT/CEO
                   2005      Nil     Nil     Nil             Nil              Nil          Nil      Nil
--------------------------------------------------------------------------------------------------------------------
Donald Neal        2004(1)   Nil     Nil     Nil             Nil              Nil          Nil      Nil
VICE PRESIDENT
                   2005      Nil     Nil     Nil             Nil              Nil          Nil      Nil
--------------------------------------------------------------------------------------------------------------------

(1) The Company was incorporated in April 2004.


    LONG-TERM INCENTIVE PLANS - AWARDS IN MOST RECENTLY COMPLETED FISCAL YEAR


The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SAR's (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.


       OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the most recently completed financial year, there were no incentive stock options granted to the Named Executive Officers and no stock appreciation rights
(SARs) were granted during this period. A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of Shares based wholly or in part on changes in the trading price of the Company's Shares.


 TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

No employment contract exists between the Company and the Named Executive Officer directly. However, reference is made to the disclosure under "Management Contracts" for particulars of consulting agreements entered into with companies of which the Named Executive Officer is a principal.


There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control.


                            COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officer is disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the most recent completed financial year, other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options. During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are Named Executive Officers. Commencing May 1, 2006, Mr. Nott began receiving $500 per month for his services as a director of the Company. The payments will continue as long as Mr. Nott serves on the Company's Board.

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The were no compensation plans under which equity securities of the Company' are authorized for issuance as of the end of the Company's most recently completed financial year with respect to compensation plans.



                              MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone who is not a Director or Named Executive Officer of the Company.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.


              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An `informed person" means: (a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.


                                 AUDIT COMMITTEE

The Company's audit committee is presently comprised of one director: Duncan Budge, who is neither an officer nor an employee of the Company. All of the audit committee members are "financially literate".

Following the Meeting, the director of the Company will consider adopting a charter of the Audit Committee, however none is presently in place.

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
     Financial Year            Audit Fees          Audit Related Fees          Tax Fees            All Other Fees
         Ending
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
   December 31, 2005             $5,000                   $Nil                 $1,000(1)               $Nil(2)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
   December 31, 2004             $5,000                   $Nil                 $1,000(1)               $Nil(2)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

(1) Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2) Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company's business and advice concerning a private placement financing conducted by the Company.


                             APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint Smythe Ratcliffe, Chartered Accountants, of Vancouver, British Columbia, as Auditors for the Company and to authorize the Directors to fix their remuneration. Smythe Ratcliffe were first appointed as Auditors for the Company in 2004.


                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTION PLAN

The directors of the Company wish to obtain the approval of shareholders to the Company's 2006 Stock Option Plan (the "Plan"). Pursuant to the Plan, a maximum of 5,000,000 common shares of the Company have been reserved for issuance on exercise of stock options that may in the future be granted under the Plan. The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.



TERMS OF THE STOCK OPTION PLAN

     A full copy of the Plan is attached to this Information Circular. The following is a summary of the material terms of the Plan:

     Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan is 5,000,000 common shares of the Company.

     Administration. The Plan is administered by a committee (the "Option Committee") selected by the Board of Directors of the Company from time to time, and shall consist of one or more directors of the Company.

     Maximum Term of Options. The term of any options granted under the Plan is fixed by the Option Committee and may not exceed 10 years from the date of grant. The options are non-assignable and non-transferable, except in limited circumstances such as by will or pursuant to the laws of descent and distribution.

     Exercise Price. The exercise price of options granted under the Plan is determined by the Option Committee, provided that it is not less than the Fair Market Value per Share, as that term is defined in the Plan.

     Termination. Any options granted pursuant to the Plan will terminate generally within three months of the option holder ceasing to act as a director, officer, employee, consultant or agent of the Company or any of its affiliates, , unless such cessation is on account of death or disability. If such cessation is on account of death or disability, the options terminate on the first anniversary of such cessation. If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately, provided that the Option Committee may waive such termination for a period of up to one year from the date of such cessation. Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan. The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company's shares.


Option Committee. The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Option Committee.

SHAREHOLDER APPROVAL


     Shareholders will be asked at the Meeting to approve with or without variation the following resolution:



         "BE IT RESOLVED THAT the 2006 Stock Option Plan be and it is hereby approved."



                                 OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.


                              SHAREHOLDER PROPOSALS

Proposals which shareholders wish to be considered for inclusion in the Information Circular and proxy card for the 2007 annual shareholder meeting must be received by the Company by December 5, 2006 and must comply with the requirements of the CANADA BUSINESS CORPORATIONS ACT, as amended, and regulations thereto.

                             ADDITIONAL INFORMATION

Financial information is provided in the Company's comparative financial statements for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Information Circular. Shareholders may request additional copies by (i) mail to 246 Stewart Green S.W. Suite 4010 Calgary, Alberta, Canada, T3H 3C8.


The contents and the sending of this Management Proxy Circular have been approved by the Company's Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
GIANT OIL & GAS INC.

Robert Coale
President